SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1
MATERIAL FACT
São Paulo, May 22th, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3/NYSE: SUZ), in response to Official Letter No. 384/2024-SLS, sent by the Listing and Issuer Supervision Superintendence of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), on May 21th, 2024 ("Letter"), and received by the Company on the same date, the Company hereby provides the following clarifications:

"May 21th, 2024
384/2024-SLS
Suzano S.A.
Attn: Marcelo Feriozzi Bacci
Director of Investor Relations
Subject: Request for clarifications regarding atypical fluctuations
Dear Sir/Madam,
Considering the recent fluctuations observed in the securities issued by this company, the number of trades, and the volume traded, as detailed below, we kindly request that you inform us by May 22th, 2024, if there are any facts known to you that could justify them."
In response to the request presented by B3 through the Official Letter, the Company clarifies that news regarding a potential transaction involving Suzano and the International Paper Company ("International Paper") have been disclosed in the media since May 7th, 2024, which appears to have impacted Company’s shares price and trading volume.
Regarding this matter, the Company disclosed, in compliance with the obligations set forth in the Brazilian Corporation Law and CVM Resolution No. 44, as well as in response to an Official Letter issued by the CVM, a Material Fact and Notice to the Market through which it clarified to shareholders and the market in general that it continuously analyzes market opportunities for potential transactions, without, at that time, any formal document, agreement, act, or decision by the Company that could constitute a material fact.
More recently, a new report regarding a potential operation between the Company and International Paper was published on the Reuters’ website1 on May 20th, 2024. The Company believes that the fluctuation experienced in the shares price on May 21th, 2024, is likely due to this news.
Nevertheless, considering the occurrence of atypical fluctuations, the Company confirms its interest in International Paper assets. However, it reiterates that, up to the moment, there is no agreement, binding or otherwise, nor any decision or deliberation by the Company's management regarding a potential operation that meets the minimum materiality required to qualify as a material fact.
The Company further informs that it conducted relevant internal investigations and inquiries with its administrators regarding the media report before providing this clarification.
Finally, the Company reaffirms its commitment to keep the market duly informed about any relevant information.
São Paulo, May 22th, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer
1Available in: Exclusive: Brazil's Suzano discusses higher bid for International Paper, sources say <https://www.reuters.com/markets/deals/brazils-suzano-discusses-higher-bid-international-paper-sources-say-2024-05-20/> | Reuters Access on May, 21th, 2024.